SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE • STUART, FLORIDA 34994
TELEPHONE: (772) 288-6086 • FACSIMILE: (772) 288-6012
July 14, 2010
VIA FACSIMILE AND EDGAR
Mr. Michael R. Clampitt
Mr. Matt McNair
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida Registration Statement on Form S-1 Filed May 24, 2010 File No. 333-167050
Dear Mr. Clampitt and Mr. McNair:
     We have reviewed your letter dated June 14, 2010 by which the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments to the Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-167050) filed by Seacoast Banking Corporation of Florida (the “Company”) on May 24, 2010. This letter sets forth the Company’s responses to the Staff’s comments.
General
1.	We note that you entered into two separate private placement transactions prior to filing the above-noted registration statement; one in December 2009 and one in April 2010. We also note that you did not file notices of sale on Form D to report these transactions even though it appears that you may have relied on Regulation D to complete the transactions. Please tell us how you determined that you were not required to file a Form D for each private placement. In this regard, please tell us the number of purchasers in the offerings. Refer to Rule 503 of Regulation D.

RESPONSE: Although the Company filed a Current Report on Form 8-K in connection with each of the December 2009 and April 2010 private placements, the Company inadvertently failed to file notices of sale on Form D in connection with the private placements. One purchaser participated in the December 2009 private placement; and purchasers represented by 16 separate investor groups participated in the April 2010 private placement. On June 15, 2010, the day after the Company became aware of this oversight, the Company filed notices of sale on Form D to separately report each of the private placements. In connection with any applicable future transactions, the Company will promptly file all required notices of sales on Form D as required by Rule 503 of Regulation D.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

Incorporation by Reference, page iv
2.	The Form 10-K/A which has been incorporated by reference does not contain financial statements for your latest fiscal year. Please revise. Refer to Item 12(a)(1) of Form S-1.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it incorporated by reference both its Annual Report on Form 10-K, filed with the SEC on March 23, 2010, and its Annual Report on Form 10-K/A, filed with the SEC on May 18, 2010.
Prospectus Summary, page 1
3.	Please include in this section a brief summary of the offering and describe how the securities were acquired by the selling shareholders, the market price of the common stock on the date(s) of acquisition, the effective purchase price for the common stock (on an as converted basis) and when the securities will be converted to common shares. Also disclose the conversion price.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it included, in the Prospectus Summary section, (i) a brief summary of the offering; (ii) a description of (A) how the securities were acquired by the selling shareholders, (B) the market price of the common stock on the date(s) of acquisition, (C) the effective purchase price for the common stock (on an as converted basis) and (D) when the securities will be converted to common shares; and (iii) disclosure regarding the conversion price.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

Risk Factors, page 6
4.	We note that at the annual meeting of shareholders to be held on June 22, 2010, you are seeking approval to permit the board of directors to effect a reverse stock split of your common stock at one of seven reverse split ratios. Please add a risk factor that describes the affect such a reverse split will have on existing shareholders as well as the selling shareholders at each of the proposed split ratios. Please also disclose whether all outstanding shares will be subject to the reverse stock split, including common shares held or to be acquired by CapGen Capital Group III LP.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it added a risk factor that describes the affect a reverse split will have on existing shareholders as well as the selling shareholders at each of the proposed split ratios. In the registration statement on Form S-1/A, the Company also disclosed that all outstanding shares will be subject to the reverse stock split, including common shares held or to be acquired by CapGen Capital Group III LP. All proposals considered at the Company’s annual meeting were approved.
Recent Developments, page 9
5.	Upon completion of the annual meeting of shareholders to be held on June 22, 2010, please revise to disclose whether or not shareholders approved proposals two, four and five of the definitive proxy statement filed on May 20, 2010.

RESPONSE: On June 22, 2010, the Company filed a registration statement on Form S-1/A in which it disclosed that its shareholders have approved proposals two, four and five of the definitive proxy statement filed on May 20, 2010.

6.	To the extent material, please revise to discuss the company’s performance since March 31, 2010. Include a discussion of whether non-performing loans have increased since the end of the first quarter and, if so, the amount by which they have increased.

RESPONSE: Based on preliminary, unaudited financial results for the three months ended June 30, 2010, the Company does not believe that its performance since March 31, 2010 has changed materially, other than as a result of $23.0 million of loans sold by the Company in the most recent period. No sales of loans were made in the first three months of 2010. The Company’s nonperforming assets (loans and other real estate owned) were $115.0 million at March 31, 2010, which decreased $5.0 million to $110.0 million at June 30, 2010, as a result of the loan sales and additions to non-performing loans in the ordinary course of business. The allowance for loan losses is estimated to be approximately $40.0 million or 3.08% of loans at June 30, 2010, compared to $43 million or 3.18% of loans at March 31, 2010.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

The Company’s loan sales in the most recent three months ended June 30, resulted in approximately $10.0 million of loan charge-offs. Preliminary results of operations for the second quarter include a provision for loan losses of approximately $16.8 million compared to $2.1 million for the first quarter. The increase in the provision was necessary as a result of the losses from the loan sales. Further, primarily as a result of the losses on the loans sold, the Company’s preliminary net loss for the second quarter will be approximately $13.8 million, an increase from the $1.5 million in the first quarter of 2010 when no loans were sold, but substantially less than in each of the second, third and fourth quarters of 2009.

7.	Please identify the selling shareholders and provide all of the information required by Item 507 of Regulation S-K in your next pre-effective amendment. In addition, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of shares being registered relative to the number of shares outstanding held by non-affiliates;

•	How long the selling shareholders have held the shares;

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	Whether the selling shareholders were investors in the company’s common stock prior to investing in the Series B Preferred Stock;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders; and

•	Whether or not any of the selling shareholders is in the business of underwriting securities.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it identified the selling shareholders and provided all of the information required by Item 507 of Regulation S-K.
     We have reviewed the Staff’s historical guidance on PIPE transactions as articulated in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which states, in pertinent part:
     “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
     We understand that since late 2006, the Staff has raised concerns that following a PIPE transaction, selling shareholders may be acting as underwriters and that the resale shelf registration statement is an indirect primary offering where a significant percentage, such as greater than one-third of the public float, is sought to be registered for resale.1
     We have reviewed the factors in the Staff’s comment and other relevant factors, including C&DI 612.09. The totality of the facts and circumstances in this case demonstrate that the selling shareholders listed in the Registration Statement are not acting as underwriters or conduits for the Company. Although 34,482,758 shares of common stock are covered by the Registration Statement, or approximately 103.8% of the 33,208,778 shares of common stock held by non-affiliates of the Company as of May 24, 2010 (the “Public Float”), we respectfully submit that these facts are not determinative. The number and percentage of shares results from the declining market prices for the Company’s shares, as has been the case for many financial services companies. In order to maintain adequate capital for bank regulatory purposes, the Company, as well as many others in its industry, have had to sell more shares due to declining shares prices in the market and are outweighed by the following:
•	none of the selling shareholders is a member of a “group” with any other selling shareholder within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

[1]	Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws (4d), 2007 Supplement Section 7.10[D]. Aspen Publishers, 2007.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

•	the selling shareholders are not in the business of underwriting securities, however, many are limited by the Investment Company Act of 1940 (the “ICA”) or their investment policies as to the amount of “restricted securities” their funds can hold at any time, leading to a desire to register such shares for resale;

•	many of the selling shareholders were or had been shareholders of the Company over long periods of time;

•	for bank regulatory reasons, the offering was directed to existing Company shareholders;

•	the April 2010 offering occurred to provide additional capital to the Company and to its Bank subsidiary in a time when many community and regional banks, especially in the Company’s primary market of Florida, needed capital;

•	one selling shareholder is an affiliate of the Company, as a shareholder and through service on the Company’s Board of Directors (the “Board”). Such selling shareholder is a bank holding company which “controls” the Company and its subsidiary bank (the “Bank”) and therefore has obligations under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”) to serve as a “source of financial strength” to the Bank. None of the other selling shareholders are “affiliates” of the Company because, as an affiliate, they would become subject to the BHC Act, which they cannot be;

•	the contractual and market-related circumstances under which the selling shareholders purchased the registrable securities;

•	other than purchasers managed as part of the same fund complex, the Company is unaware of any relationships among the selling shareholders; and

•	other policy considerations that, in the current environment, support facilitating the registration of resales of shares purchased from community and regional bank holding companies in private transactions.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

     Taken together, the totality of the facts and the circumstances surrounding the April 2010 offering demonstrate that the resales sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4). The Company respectfully submits that the offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore is permitted by Rule 415(a)(1)(i).
     Set forth below, please find responses to the specific points raised by the Staff in its comment letter.
1.	The number of shares being registered relative to the number of shares outstanding held by non-affiliates.
     The amount of registrable securities registered under the Registration Statement represents approximately 103.8% of the 33,208,778 shares of common stock held by non-affiliates as of May 24, 2010. Despite representing a relatively large portion of the Company’s public float, this is indicative of the greatly depressed market prices for common stock of community and regional bank holding companies, especially in markets such as the State of Florida, where the Company is located, and where the local economies have been most affected by crises in the financial and real estate markets.
     In addition, regardless of the percentage of public float represented, we believe the proper inquiry regarding whether the offering should be deemed to be a primary offering is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed the market risk for their investment.
     We understand that for several years the Staff has become increasingly concerned about public resales of securities purchased in “toxic” PIPE transactions. These transactions typically include convertible securities whose conversion price floats relative to the market price of the underlying stock. Public announcement of these transactions can put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors. To discourage these toxic transactions and limit their impact, the Staff began to restrict the ability of the investors in those transactions to have their shares registered.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

     We understand that, as a way to monitor these types of transactions, the Staff began to examine more closely offerings of more than approximately one-third of a registrant’s public float, or shares held by non-affiliates. The test was intended to flag transactions for Staff review to determine whether secondary offerings were in fact primary offerings for purposes of Rule 415. However, we believe that the test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering. More recently, and in partial response to criticism over the impact of the test, we understand that the Staff has shifted its focus to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions.
     The terms of the private placement of the Series B Preferred Stock to the selling shareholders do not include those typically seen in these “extreme convertible” or “toxic” situations.
     In addition, a focus on the size of the offering relative to outstanding shares or public float is inconsistent with the Staff’s interpretative positions. For example, C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:
“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”
Securities Act Forms C&DI 216.14 states:
“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”
These interpretative positions make clear that the holder of in excess of one-half of the outstanding shares can effect a valid secondary offering of its shares unless other facts —not just the level of ownership — indicate that the affiliate is acting as a conduit for the issuer.
2.	How long the selling shareholders have held the shares.
     Almost three months have passed since the April 2010 offering closed. During such time, to the Company’s knowledge, none of the selling shareholders have sold any of the shares of Series B Preferred Stock or the common stock issued upon conversion thereof or any other common stock that they previously acquired nor have they engaged in any derivative transaction. In addition, since the April 2010 offering closed, two of the selling shareholders in accordance with agreements entered into at the time of the initial purchase have further increased their holdings of Series B Preferred Stock.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

3.	The number of selling shareholders and the percentage of the overall offering made by each shareholder.
     The Selling Stockholder table included in the Form S-1/A filed on July 14, 2010 sets forth certain information with respect to each of the selling shareholders. Thirty eight selling shareholders are named on the table, representing sixteen separate investor groups. Most of the selling shareholders are each offering less than 5% of the total shares outstanding and less than 5% of the offering. In addition, the table below sets forth the percentage of the overall offering made by selling shareholders, aggregating for this purpose shareholders with common ownership, selling in excess of 5% of the offering.

Alden Global Distressed Opportunities Fund, L.P.	13.27%
Banc Fund VI L.P. Banc Fund VII L.P. Banc Fund VIII L.P.	6.0%
Basswood Opportunity Fund, Inc. Basswood Opportunity Partners, LP	11.03%
CapGen Capital Group III LP	28.19%
Ithan Creek Master Investment Partnership (Cayman) II, L.P. Bay Pond Partners, L.P. Bay Pond Investors (Bermuda) L.P. First Opportunity Fund, Inc. Ithan Creek Master Investors (Cayman) L.P. Wolf Creek Partners, L.P. Wolf Creek Investors (Bermuda) L.P.	25.24%

4.	Whether the selling shareholders were investors in the company’s common stock prior to investing in the Series B Preferred Stock.
     For tax planning purposes and as a result of the FDIC’s policy on failed bank acquisitions, the Series B Offering was directed to historical shareholders of the Company.
5.	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

     As described above, CapGen is a significant investor in the Company and owns approximately 16.82% of the Company’s common stock. CapGen further has the ability to appoint and has appointed one member to the Company’s board of directors. As such, the Company deems CapGen to be an affiliate of the Company.
     The remainder of the selling shareholders are investment funds that are in the business of investing in securities for their own accounts and are not affiliates of the Company.
6.	Any relationships among the selling shareholders.
     No relationships exist among the selling shareholders to the Company’s knowledge, except as disclosed in the S-1/A for those funds that have common ownership. Each investor has represented to the Company that it was acting independently of any unaffiliated investor.
7.	Whether or not any of the selling shareholders is in the business of underwriting securities.
     The selling shareholders are investment funds that are in the business of investing in securities for their own accounts and are not in the business of underwriting securities.
     In addition, pursuant to the Investment Agreement among the Company and each of the investors in the April 2010 offering, each investor represented to the Company that it acquired the Series B Preferred Stock pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of such securities to any person.
Conclusion
     The Company asserts that, under all of the circumstances, the selling shareholders are not acting as a conduit for the Company.
     The purchase and proposed secondary resale of the registrable securities by the selling shareholders do not have any of the typical characteristics of an underwritten distribution. Although the effective purchase price of the common stock, on an as-converted basis, was less than the market price of the Company’s common stock on the day of closing of the April 2010 offering, this difference reflected the reduced value of the shares in light of their transfer restrictions and the risks associated with having to hold the shares for an extended period, and did not represent an expectation of an underwriting profit.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

     As is customary for transactions of this type, the selling shareholders demanded and received registration rights, primarily in order to allow these investors to continue to invest in other securities consistent with the ICA and investment policies that limit the amount of “restricted securities” the investment funds can hold at any time. As described above, the terms of the registration rights are market standard and do not in and of themselves suggest that either the Company or the selling shareholders contemplated a quick resale of the registrable securities or sought to facilitate any such purpose. In addition, the issuance of the registrable securities upon conversion of the Series B Preferred Stock is contingent upon the receipt of shareholder approval, and, at the time of closing of the April 2010 offering, there was no guarantee that such approval would be received.
     In addition, the Company filed the Registration Statement in compliance with the SEC’s published standards for PIPE offerings. These standards define a resale process that would not be considered a distribution, and a core concept is that the intermediate investors assume the risk of ownership of the securities. As described above, the selling shareholders assumed the full risk of their investment in the Series B Preferred Stock and the registrable securities.
     The fact that the selling shareholders demanded and received registration rights does not, we believe, establish that they acquired the Series B Preferred Stock and the registrable securities issuable upon conversion thereof with the intent to distribute them to the public. There are a number of reasons why investors want shares registered other than to effect an immediate resale. For example, private investment funds often want securities in their portfolios to be registered to avoid having to mark down the book value of the securities to reflect an illiquidity discount, not necessarily to immediately resell them. In addition, investors who are fiduciaries of other people’s money may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the company. In addition, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations, while restricted securities are not so eligible. Lastly, and perhaps most importantly, are the limitations on the amount of restricted (i.e., unregistered) securities that many funds can hold at any time.
     In addition, the Staff has issued specific guidance regarding the immediate registration of securities sold in PIPE transactions. Securities Act Sections C&DI 139.11 addresses the timing relationship between the sale of securities in a PIPE transaction and the subsequent resale of the securities or underlying securities, as follows:

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

“In a PIPE transaction (private-investment, public-equity), the Staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
This C&DI indicates that a valid secondary offering can occur, even immediately following the closing of the private placement.

Based on the foregoing considerations, the Company believes and respectfully submits that the selling shareholders are not acting as a conduit for the sale of shares to the public, that the offering by the selling shareholders of the registrable securities pursuant to the Registration Statement is a true secondary offering and not a primary offering on behalf of the Company, and that there is no risk to the investing public if the Registration Statement, as amended by Amendment No. 1, is declared effective.

8.	Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

RESPONSE: Unless otherwise indicated in the footnotes to the selling shareholders table in the Registration Statement, to the Company’s knowledge, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.
Exhibit 5.1
9.	Please file the legality opinion once shareholders have approved the issuance of shares of common stock upon the conversion of the Series B Preferred Stock. We may have comments after reviewing the opinion.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A which included the legality opinion as Exhibit 5.1.

Mr. Clampitt and Mr. McNair
U.S. Securities and Exchange Commission
July 14, 2010

Form 8-K filed April 13, 2010
10.	We note that the schedules, exhibits and signature pages were omitted from the investment agreement filed as Exhibit 10.1 to the Form 8-K filed April 13, 2010. We also note that the signature pages were omitted from the registration rights agreement filed as Exhibit 10.2. Please amend the Form 8-K to file the agreements in their entirety.

RESPONSE: On July 14, 2010, the Company filed a Current Report on Form 8-K/A to amend its Current Report on Form 8-K, filed with the SEC on April 13, 2010, which included the entire investment agreement as Exhibit 10.1, including the schedules, exhibits and signature pages thereto, and the entire registration rights agreement filed as Exhibit 10.2, including the signature pages thereto.
* * *
     Please contact me at (772) 287-4000 or our counsel, Ralph MacDonald of Jones Day (404) 581-8622, if you have any questions regarding our responses.

Sincerely,
/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chief Executive Officer

cc: Ralph F. MacDonald III, Esq. (Jones Day)